

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re:** **Euronav NV**
> **Draft Registration Statement on Form F-4**
> **Submitted May 6, 2014**
> **CIK No. 0001604481**

Dear Mr. Rodgers:

We have limited our review of your draft registration statement to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have outstanding comments related to your registration statement on Form F-1 (File No. 377-00585) originally submitted on April 29, 2014. Please note that all comments on the referenced Form F-1 and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form F-4 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form F-4.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. See Q&A No. 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Rule 14d-1(g)(3).

Calculation of Registration Fee Table

4. Please tell us when you will be indicating the number of shares registered for the exchange offer.

The Exchange Offer, page 126

5. Please tell us when the Original Shares were offered and if you plan on disclosing that in the registration statement prior to effectiveness. We may have further comment when we review your response.

Expiration Date, page 128

6. Refer to the bullet points on page 128. The first bullet point references a delay in the acceptance of Original Shares "as may be permitted under SEC rules." The second bullet point refers to an extension of the Exchange Offer. It is not clear under what circumstances the acceptance of Original Shares could be delayed other than for the satisfaction of certain regulatory conditions which are not offer conditions in this Exchange Offer. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Please revise or advise.

7. We note your disclosure that you reserve the right, in your sole discretion, to delay acceptance of any Original Shares if you determine that a stated condition to the offer has been triggered. When an offer condition is triggered by events that occur before expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Conditions of the Exchange Offer, page 130

8. We note your disclosure that your failure at any time to exercise the rights discussed in the first paragraph in this section will not be considered a waiver by you of that right. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending

on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Exhibits

9.   Please file the Form of Letter of Transmittal.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.